(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: 07/31/2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE INC
Full Name of Registrant

Former Name if Applicable

17872 Cartwright Road, Irvine, CA 92614
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the period ended July 31, 2009. As previously announced, the Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended April 30, 2009, in order to complete an assessment of the accounting for its debt instruments and other comments included in the SEC Comment Letters received on January 16, 2009 and March 6, 2009; in particular, the convertible promissory note originally issued on January 16, 2008 ("Convertible Note") and a $10 million term note also issued on January 16, 2008 and referred to in the Registrant's prior filings as Term Note B ("Term Note B").   As previously disclosed, the Registrant is assessing whether certain provisions contained within the Convertible Note and Term Note B could result in the embedded features in these debt instruments being treated as stand-alone financial instruments as a result of the application of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

The Registrant anticipates that it will be able to file its Quarterly Report on Form 10-Q for the period ended July 31, 2009 immediately following the filing of its Annual Report on Form 10-K.

This Form 12b-25 may contain forward looking statements. These forward-looking statements come within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are subject to the "safe harbor" created by those sections. These statements include words such as "may," "could," "will," "should," "assume," "expect," "anticipate," "plan," "intend," "believe," "predict," "estimate," "forecast," "outlook," "potential," or "continue," or the negative of these terms, and other comparable terminology. Such statements include, without limitation, management's belief as to what accounting issues need to be assessed and management's belief that it will be able to settle the embedded conversion feature in the Convertible Note and the multiplier feature in Term Note B using shares of its common stock. Various risks and other factors could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements.   Factors and risks that may cause actual results to differ include, but are not limited to, risks that audit of the Registrant's financial statements for fiscal year 2009 and Registrant's response to the SEC comment letters, when completed, will yield different results than anticipated, risks that the Registrant's review of its historical financial statements will identify other issues not currently being considered that could delay or alter the results of the review, risks that the Registrant may not be able to conclude its assessment within a reasonable period of time which could result in future filings not being made timely, risks that management or the Registrant's independent accounting firm could conclude that the financial statements included in its prior filings need to be restated and, along with the previously filed auditors' reports, should not be relied upon, risks associated with a restatement of prior financial statements including, without limitation, adverse regulatory action or litigation, delisting from the Nasdaq Global Market, risks related to the Registrant's ability to raise capital, and risks that the Registrant's failure to timely file could result in a breach of certain material contracts.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Lombardo	248 619 9270
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
The Registrant has not filed its Annual Report on Form 10-K for its fiscal year ended April 30, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	09/10/2009	By	/s/ W. Brian Olson
W. Brian Olson Chief Financial Officer

Part IV(3) Explanation

The Registrant anticipates a loss from operations of approximately $4.5 million for its first quarter of fiscal 2010 as compared to loss from operations of $6.2 million for its first quarter of fiscal 2009. The decrease in loss from operations is mainly attributable to a reduction in operating expenses and no amortization of intangible assets in the current period as compared to the levels of operating expenses incurred in the same period in the prior year. The Registrant is unable to reasonably estimate its net loss for the first quarter of fiscal year 2010 as it has not yet finalized the impacts of the Registrant's assessment of its accounting for certain of its debt instruments and warrants in connection with transactions entered into in prior periods, the adoption of Emerging Issues Task Force Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" (EITF 07-5) and Financial Accounting Standards Board Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" (APB 14-1) that are effective for the Registrant as of May 1, 2009, and an anticipated non-cash charge resulting from certain debt modifications that occurred during the first quarter of fiscal 2010.